FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Extraordinary in-kind distribution	4

"Telefónica S.A.", as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

At its meeting of September 24th, 2003, the Company Board of Directors has decided to execute - subject to verification prior to November 29th, 2003 by the Comisión Nacional del Mercado de Valores (Spanish National Securities Markets Commission; hereinafter, CNMV) that the shares of "Antena 3 de Televisión, S.A." (Antena 3) have been listed for trading - the resolution adopted by the shareholders in the Annual General Meeting held on April 11th, 2003, on the extraordinary in-kind distribution to the Company shareholders of the Paid-in Surplus Reserve, by means of allotment of Antena 3 shares representing 30% of the share capital of the latter company.

Shares to be distributed

The shares to be distributed represent 30% of the share capital of Antena 3. Subsequent to the resolution adopted at the General Meeting of the latter company on this past 29 August modifying the nominal value of its shares of one euro to three euros, the shares to be distributed amount to a total of 16,666,800 shares of Antena 3.

Shareholders entitled to participate in the distribution

The right to receive Antena 3 shares according to the aforesaid General Meeting resolution shall rest with those natural or legal persons on record as holders of Telefónica shares in the books of the entities participating in the systems managed by Iberclear ("Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores") at the end of the day following the day on which Telefónica publishes the relevant official announcement in the Official Gazette of the Mercantile Register (Boletín Oficial del Registro Mercantil) that the CNMV has verified the listing for stock market trading of the Antena 3 shares.

Exchange ratio

According to the resolution approved by the Telefónica shareholders in the April 11th, 2003 General Meeting, the exchange ratio has been set at 1 share of Antena 3 for every 297.351102851177 shares of Telefónica. This swap ratio is the result of the division the number of Antena 3 shares included in the distribution (16,666,800 shares) and the number of Telefónica shares entitled to participate in that distribution (4,955,891,361 shares).

Adjustment of the exchange ratio

If the Company is carrying own shares of Telefónica as treasury stock at the time the distribution of Antena 3 shares is determined, the provisions of article 79.1 of the Law of Corporations (Ley de Sociedades Anónimas) shall apply, such that the Antena 3 shares to which the shares held as treasury stock would be entitled will be allotted proportionally to the rest of the outstanding Telefónica shares. Such allotment will give rise to an adjustment of the exchange ratio, which would have to be notified by means of the aforesaid official notice in the Official Gazette of the Mercantile Register (Boletín Oficial del Registro Mercantil).

Settlement of fractions

Likewise in accordance with the aforesaid General Meeting resolution, those Telefónica shareholders that hold a fraction of an Antena 3 share on application of the exchange ratio, will receive a cash payment for such fractions. The payment will be arranged by two financial institutions that act as Agent for share fractions and settle the fractions. For this purpose, the Antena 3 shares are given a value, based on the valuation included in the proposal to the General Meeting of Telefónica shareholders on the distribution (equal to the carrying value of those shares on Telefónica's books), of 25.20 euros per share.

Madrid, September 24th, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	September 25th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors